UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ChinaEDU Corporation
(Name of Issuer)

Ordinary Shares in the form of American Depositary Shares
(Title of Class of Securities)

16945L107
(CUSIP Number)

David L. Ronn McGuireWoods LLP 600 Travis Street, Suite 7500 Houston, Texas 77002-2906 (713) 353-6671
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Page 1 of 31)

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 2 OF 31

1	NAMES OF REPORTING PERSONS. New Vernon Aegir Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,491,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,491,408
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,491,4081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON CO
1	As of August 16, 2011, the Reporting Person beneficially owns 1,497,136 American Depositary Shares, representing 4,491,408 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 3 OF 31

1	NAMES OF REPORTING PERSONS. New Vernon Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,491,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,491,408
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,491,4082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IA
2	As of August 16, 2011, the Reporting Person beneficially owns 1,497,136 American Depositary Shares, representing 4,491,408 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 4 OF 31

1	NAMES OF REPORTING PERSONS. New Vernon Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,491,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,491,408
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,491,4083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IA
3 As of August 16, 2011, the Reporting Person beneficially owns 1,497,136 American Depositary Shares, representing 4,491,408 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 5 OF 31

1	NAMES OF REPORTING PERSONS. Trent Stedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,518,471
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,518,471
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,518,4714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN
4 As of August 16, 2011, the Reporting Person beneficially owns 1,506,157 American Depositary Shares, representing 4,518,471 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 6 OF 31

1	NAMES OF REPORTING PERSONS. Thomas Patrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 357,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 357,897
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,8975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN
5 As of August 16, 2011, the Reporting Person beneficially owns 119,299 American Depositary Shares, representing 357,897 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 7 OF 31

1	NAMES OF REPORTING PERSONS. Lake Union Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,241,921
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,241,921
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,241,9216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%12
14	TYPE OF REPORTING PERSON PN
6 As of August 16, 2011, the Reporting Person beneficially owns 747,307 American Depositary Shares, representing 2,241,921 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 8 OF 31

1	NAMES OF REPORTING PERSONS. Lake Union Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,241,921
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,241,921
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,241,9217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IA
7 As of August 16, 2011, the Reporting Person beneficially owns 747,307 American Depositary Shares, representing 2,241,921 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 9 OF 31

1	NAMES OF REPORTING PERSONS. Michael Self
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,241,921
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,241,921
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,241,9218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN
8 As of August 16, 2011, the Reporting Person beneficially owns 747,307 American Depositary Shares, representing 2,241,921 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 10 OF 31

1	NAMES OF REPORTING PERSONS. Columbia Pacific Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,531,603
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,531,603
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,531,6039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON PN
9 As of August 16, 2011, the Reporting Person beneficially owns 2,177,201 American Depositary Shares, representing 6,531,603 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 11 OF 31

1	NAMES OF REPORTING PERSONS. Columbia Pacific Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,531,603
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,531,603
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,531,60310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IA
10 As of August 16, 2011, the Reporting Person beneficially owns 2,177,201 American Depositary Shares, representing 6,531,603 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 12 OF 31

1	NAMES OF REPORTING PERSONS. Alexander B. Washburn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,531,603
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,531,603
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,531,60311
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN
11 As of August 16, 2011, the Reporting Person beneficially owns 2,177,201 American Depositary Shares, representing 6,531,603 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 13 OF 31

1	NAMES OF REPORTING PERSONS. Daniel R. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,531,603
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,531,603
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,531,60312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN
12 As of August 16, 2011, the Reporting Person beneficially owns 2,177,201 American Depositary Shares, representing 6,531,603 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 14 OF 31

1	NAMES OF REPORTING PERSONS. Stanley L. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,531,603
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,531,603
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,531,60313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN
13 As of August 16, 2011, the Reporting Person beneficially owns 2,177,201 American Depositary Shares, representing 6,531,603 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 15 OF 31

1	NAMES OF REPORTING PERSONS. Brandon D. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,531,603
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,531,603
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,531,60314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN
14 As of August 16, 2011, the Reporting Person beneficially owns 2,177,201 American Depositary Shares, representing 6,531,603 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 16 OF 31

Note: This Schedule 13D represents Amendment No. 2 to a Statement on Schedule 13D dated April 25, 2011, as amended by Amendment No. 1 dated May 23, 2011, filed by the Aegir Parties.  This Schedule 13D represents the initial statement on Schedule 13D filed by the Lake Union Parties.  This Schedule 13D represents the initial statement on Schedule 13D filed by the Columbia Pacific Parties and amends the information provided by the Columbia Pacific Parties on Schedule 13G filed on February 17, 2009, as amended by Amendment No. 1 dated February 16, 2010, as amended by Amendment No. 2 dated February 15, 2011, and as amended by Amendment No. 3 dated June 13, 2011.

ITEM 1.      SECURITY AND ISSUER

This schedule relates to ordinary shares (“Ordinary Shares”) in the form of American Depositary Shares (“ADSs”), issued by ChinaEDU Corporation (the “Issuer” or the “Company”), the principal executive office of which is located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007 People’s Republic of China.

ITEM 2.      IDENTITY AND BACKGROUND

The Aegir Parties, Lake Union Parties and Columbia Pacific Parties collectively and individually, are referred to as the “Reporting Persons”.

Aegir Parties

(a)          (i)           New Vernon Aegir Master Fund Ltd.
Information as to each of the directors of the Reporting Person for Items 2(a), 2(b), 2(c) and 2(f) is set forth on Schedule A hereto and is incorporated herein by reference.
(ii)	New Vernon Investment Management LLC.
Information as to controlling member of the Reporting Person for Items 2(a), 2(b), 2(c) and 2(f) is set forth on Schedule A hereto and is incorporated herein by reference.
(iii)	New Vernon Partners LLC.
Information as to the controlling member of the Reporting Person for Items 2(a), 2(b), 2(c) and 2(f) is set forth on Schedule A hereto and is incorporated herein by reference.
(iv)	Trent Stedman
(v)	Thomas Patrick

(b)           799 Central Avenue
Suite 350
Highland Park, Illinois  60035

(c)
New Vernon Aegir Master Fund Ltd. (the “Aegir Fund”) is an investment fund; New Vernon Partners LLC is the investment manager of the Aegir Fund; New Vernon Investment Management LLC (the “Aegir Investment Advisor”) is the investment advisor of the Aegir Fund; Mr. Stedman’s principal business is serving as the portfolio manager of the Aegir Investment Advisor; and Mr. Patrick has a variety of business interests and is an affiliate of the Aegir Investment Advisor (collectively, the “Aegir Parties”).

(d)-(e)
During the last five years, none of the Aegir Parties nor, to the best knowledge of the Aegir Parties, any of the persons identified in Schedule A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 17 OF 31

 (f)          (i)           New Vernon Aegir Master Fund Ltd., Cayman Islands
(ii)          New Vernon Investment Management LLC, Delaware
(iii)         New Vernon Partners LLC, Delaware
(iv)         Trent Stedman, United States of America
(v)          Thomas Patrick, United States of America

Lake Union Parties

(a)          (vi)          Lake Union Capital Fund, LP
(vii)         Lake Union Capital Management, LLC
(viii)        Michael Self

(b)          601 Union Street
Suite 4616
Seattle, WA 98101

(c)
Lake Union Capital Fund, LP (the “Lake Union Fund”) is an investment fund; Lake Union Capital Management, LLC (the “Lake Union Investment Manager”) is the investment manager and sole general partner of  Lake Union Fund; and Michael Self is the sole managing member of the Lake Union Investment Manager (collectively, the “Lake Union Parties”).

(d)-(e)
During the last five years, none of the Lake Union Parties: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f)          (vi)           Lake Union Capital Fund, LP, Delaware
(vii)          Lake Union Capital Management, LLC, Delaware
(viii)         Michael Self, United States of America

Columbia Pacific Parties

(a)          (ix)           Columbia Pacific Opportunity Fund, L.P.
(x)            Columbia Pacific Advisors LLC
(xi)           Alexander B. Washburn
(xii)          Daniel R. Baty
(xiii)         Stanley L. Baty
(xiv)         Brandon D. Baty

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 18 OF 31

(b)          1910 Fairview Avenue
Suite 500
Seattle, WA 98102-3698

(c)
Columbia Pacific Opportunity Fund, L.P. (the “Columbia Pacific Fund”) is an investment fund; Columbia Pacific Advisors LLC (the “Columbia Pacific Advisor”) is the advisor and sole general partner of the Columbia Pacific Fund; Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty serve as the managing members of Columbia Pacific Advisor (collectively, the “Columbia Pacific Parties”).

(d)-(e)
During the last five years, none of the Columbia Pacific Parties: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           (ix)          Columbia Pacific Opportunity Fund, L.P., Washington
(x)           Columbia Pacific Advisors LLC, Washington
(xi)          Alexander B. Washburn, United States of America
(xii)         Daniel R. Baty, United States of America
(xiii)        Stanley L. Baty, United States of America
(xiv)        Brandon D. Baty, United States of America

Item 3.      Source and Amount of Funds or Other Consideration.

Aegir Parties

The 4,876,368 Ordinary Shares in the form of ADSs reported herein by the Aegir Parties were acquired by the Aegir Parties for an aggregate purchase price of approximately $9,418,421, and were acquired with the investment capital of the Aegir Fund and personal funds of Mr. Stedman and Mr. Patrick, as more fully detailed in Item 5 herein.  None of the individuals listed on Schedule A hereto has contributed any funds or other consideration towards the purchase of the Ordinary Shares in the form of ADSs except insofar as they may have ownership or other interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

Lake Union Parties

The 2,241,921 Ordinary Shares in the form of ADSs reported herein by the Lake Union Parties were acquired by Lake Union Capital Fund, L.P. for an aggregate purchase price of approximately $ 4,222,758, and were acquired with the investment capital of Lake Union Fund, as more fully detailed in Item 5 herein.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 19 OF 31

Columbia Pacific Parties

The 6,531,603 Ordinary Shares in the form of ADSs reported herein by the Columbia Pacific Parties were acquired by the Columbia Pacific Parties for an aggregate purchase price of approximately $ 11,995,021, and were acquired with the investment capital of the Columbia Pacific Parties, as more fully detailed in Item 5 herein.

Item 4.       Purpose of Transaction.

The Aegir Parties acquired their interests in the Company between August 8, 2008 and March 1, 2011, and presently hold approximately 9% of the Company’s Ordinary Shares in the form of American Depository Shares.  At the time of such purchases, the Aegir Parties believed the ADSs were undervalued and represented an attractive investment opportunity.  The purchases of the ADSs were made in the Aegir Parties’ ordinary course of business and were not made for the purpose of acquiring control of the Company.

The Lake Union Parties acquired their interests in the Company between April 7, 2008 and August 15, 2011, and presently hold approximately 4.1% of the Company’s Ordinary Shares in the form of ADSs.  The purchases of the ADSs were made in the Lake Union Parties’ ordinary course of business and were not made for the purpose of acquiring control of the Company.

The Columbia Pacific Parties acquired their interests in the Company between August 7, 2008 and August 15, 2011, and presently hold approximately 12.0% of the Company’s Ordinary Shares in the form of ADSs.  The purchases of the ADSs were made in the Columbia Pacific Parties’ ordinary course of business and were not made for the purpose of acquiring control of the Company.

The Aegir Parties, Lake Union Parties and the Columbia Pacific Parties formed The ChinaEDU Value Realization Committee (the “Committee”) for the purposes described below.  The Committee may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934 representing approximately 25% of the Company’s outstanding Ordinary Shares in the Form of ADSs.

The Company’s share price has fallen more than 40% since its December 2007 initial public offering and for the last two years has also underperformed the relevant U.S. and Chinese equity market indices and the shares of leading industry peers.  The Committee believes the Company’s stock performance is largely the result of slowing growth in the Company’s core online degree programs and poor returns on attempts to diversify outside the core business.

The Committee understands that the Company’s current business plan includes expanding the K-12 business from 20% to 50% of the Company’s revenues and entering high-end college preparatory and small group tutoring businesses. The Committee does not believe that this plan will enhance shareholder value.  Historically, these types of diversification efforts have been a poor use of shareholders' capital, and the members of the Committee do not believe that the current attempts to diversify will lead to a different result.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 20 OF 31

The Committee believes strategic or financial buyers who could operate the Company’s businesses themselves and control its investment strategy are far more likely to pay fair value for the Company’s assets than are public shareholders at this stage.  Because of the attractive nature of the Chinese education market, this appears to be an opportune time to pursue a sale of the Company.

Members of the Committee prefer to work together with the Company’s current board of directors to find appropriate buyers for the Company.  The Committee seeks to commence this effort promptly and intends to engage an investment banker to assist with this process.

If the current board is unwilling to work with the Committee or participate in a sale process, the Committee intends to take actions to change the board composition so that the Committee’s designees will constitute a majority of the Company’s directors.

On August 16, 2011, the Committee sent a letter to the Company’s board of directors, notifying the board of the Committee’s existence and purpose. In the letter, the Committee expressed its concerns about the Company’s current business plan, and explained its desire to work with the board to find an appropriate strategic buyer.  The letter is filed as an exhibit to this Schedule 13D.

The Reporting Persons intend to review their investment in the Company on a continuing basis.  Depending on various factors including the Company’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Company’s board of directors, other investment opportunities available to the Reporting Persons, price levels of the shares, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company beneficially owned by them, or take any other actions with respect to their investment in the Company permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

By virtue of the understanding reached between the Reporting Persons described in Item 4, the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Act of 1934.  Collectively, the group may be deemed to have voting control over a combined 13,649,892 of the Ordinary Shares in the form of ADSs of the Issuer.

As a result of the formation of a group constituted hereby, each of the Reporting Persons could be deemed to beneficially own all the Ordinary Shares in the form of ADSs included in this Schedule 13D; however, each of the Reporting Persons disclaims beneficial ownership of the Ordinary Shares in the form of ADSs held by other Reporting Persons except as expressly set forth below.  Each Reporting Person provided only information as to itself and did not independently verify the information contained in this Schedule 13D provided by any other Reporting Person.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 21 OF 31

Aegir Parties

(a)
As of the close of trading on August 15, 2011, (i) New Vernon Aegir Master Fund Ltd. directly beneficially owns (as that term is defined in Rule 13d-3 under the Act) 4,491,408 Ordinary Shares in the form of ADSs over which it has sole voting and dispositive power, (ii) Mr. Stedman directly beneficially owns 27,063 Ordinary Shares in the form of ADSs over which he has sole voting and dispositive power, and (iii) Mr. Patrick directly beneficially owns 357,897 Ordinary Shares in the form of ADSs over which he has sole voting and dispositive power.

New Vernon Investment Management LLC is the investment advisor of New Vernon Aegir Master Fund Ltd. and, as such, may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by New Vernon Aegir Master Fund Ltd. and, accordingly, may be deemed to indirectly beneficially own such shares.

New Vernon Partners LLC is the investment manager of New Vernon Aegir Master Fund Ltd. and, as such, may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by New Vernon Aegir Master Fund Ltd. and, accordingly, may be deemed to indirectly beneficially own such shares.

Mr. Stedman is a portfolio manager of New Vernon Investment Management LLC.  In such capacity, Mr. Stedman controls the trading of securities held by New Vernon Aegir Master Fund Ltd.  As a result of such role and otherwise by virtue of his relationship to New Vernon Aegir Master Fund Ltd., New Vernon Partners LLC and New Vernon Investment Management LLC, Mr. Stedman may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by New Vernon Aegir Master Fund Ltd. and, accordingly, may be deemed to indirectly beneficially own such shares.  As a result, Mr. Stedman may be deemed to beneficially own a total of 4,518,471 Ordinary Shares in the form of ADSs.

Thomas Patrick is a member of New Vernon Investment Management LLC.  By virtue of his relationship with New Vernon Investment Management LLC, Mr. Patrick may be deemed to be part of a group with the other Reporting Persons with respect to the Ordinary Shares in the form of ADSs.

As an affiliate of New Vernon Investment Management LLC and Mr. Stedman and the 0.7% of the Ordinary Shares in the form of ADSs beneficially owned by Mr. Patrick are based on 54,395,185 Ordinary Shares in the form of ADSs that were outstanding as of December 31, 2010 (as set forth on the Issuer’s Form 20-F filed June 30, 2011 with the Securities and Exchange Commission).

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 22 OF 31

To the knowledge of the Aegir Parties, none of the persons listed on Schedule A hereto beneficially owns any Ordinary Shares in the form of ADSs.

New Vernon Investment Management LLC, New Vernon Partners LLC, Mr. Stedman and Mr. Patrick disclaim beneficial ownership of the Ordinary Shares in the form of ADSs held by New Vernon Aegir Master Fund Ltd, except to the extent of their pecuniary interest therein.

(b)	The response to Item 5(a) above under the heading “Aegir Parties” is incorporated herein by reference.

(c)	None of the Aegir Parties engaged in any transactions with respect to the Ordinary Shares in the form of ADSs during the past sixty (60) days.

(d)	The response to Item 5(a) above under the heading “Aegir Parties” is incorporated herein by reference.

(e)	Not applicable.

Lake Union Parties

(a)
As of the close of trading on August 15, 2011, (i) Lake Union Capital Fund, L.P. directly beneficially owns (as that term is defined in Rule 13d-3 under the Act) 2,241,921 Ordinary Shares in the form of ADSs over which it has sole voting and dispositive power.

Lake Union Capital Management, LLC is the investment manager and general partner of Lake Union Capital Fund, L.P. and, as such, may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Lake Union Capital Fund, L.P. and, accordingly, may be deemed to indirectly beneficially own such shares.

Mr. Self is the managing member of Lake Union Capital Management, LLC.  In such capacity, Mr. Self controls the trading of securities held by Lake Union Capital Fund L.P.  As a result of such role and otherwise by virtue of his relationship to Lake Union Capital Fund, L.P. and Lake Union Capital Management LLC, Mr. Self may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Lake Union Capital Fund, L.P. and, accordingly, may be deemed to indirectly beneficially own such shares.

The 4.1% of the Ordinary Shares in the form of ADSs beneficially owned by each of Lake Union Capital Fund, L.P., Lake Union Capital Management, LLC and Mr. Self are based on 54,395,185 Ordinary Shares in the form of ADSs that were outstanding as of December 31, 2010 (as set forth on the Issuer’s Form 20-F filed June 30, 2011 with the Securities and Exchange Commission).

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 23 OF 31

Lake Union Capital Management LLC and Mr. Self disclaim beneficial ownership of the Ordinary Shares in the form of ADSs held by Lake Union Capital Fund, L.P., except to the extent of their pecuniary interest therein.

(b)	The response to Item 5(a) above under the heading “Lake Union Parties” is incorporated herein by reference.

(c)
The trading dates, number of Ordinary Shares in the form of ADSs purchased and sold and price per share for all transactions in the Ordinary Shares in the form of ADSs during the past 60 days by the Lake Union Parties were all effected in unsolicited broker transactions on the NASDAQ Global Market as set forth in Schedule B.

Other than the acquisition of the 127,080 shares of the Issuer’s Ordinary Shares in the form of ADSs set forth on Schedule B hereto, the Lake Union Parties have not engaged in any transactions in the Issuer’s Ordinary Shares in the form of ADSs in the past 60 days.

(d)	The response to Item 5(a) above under the heading “Lake Union Parties” is incorporated herein by reference.

(e)           Not applicable.

Columbia Pacific Parties

(a)
As of the close of trading on August 15, 2011, (i) Columbia Pacific Opportunity Fund, L.P. directly beneficially owns (as that term is defined in Rule 13d-3 under the Act) 6,531,603 Ordinary Shares in the form of ADSs over which it has sole voting and dispositive power.

Columbia Pacific Advisors, LLC is the advisor and sole general partner of Columbia Pacific Opportunity Fund, L.P. and, as such, may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Columbia Pacific Opportunity Fund, L.P., and, accordingly, may be deemed to indirectly beneficially own such shares.

Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are the managing members of Columbia Pacific Advisors, LLC. In such capacity, Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty control the trading of securities held by Columbia Pacific Opportunity Fund, L.P.  As a result of such role and otherwise by virtue of their relationship to Columbia Pacific Opportunity Fund, L.P. and Columbia Pacific Avisors, LLC, each may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Columbia Pacific Opportunity Fund, L.P. and, accordingly, may be deemed to indirectly beneficially own such shares.

The 12.0% of the Ordinary Shares in the form of ADSs beneficially owned by each of Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors, LLC, Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are based on 54,395,185 Ordinary Shares in the form of ADSs that were outstanding as of December 31, 2010 (as set forth on the Issuer’s Form 20-F filed June 30, 2011 with the Securities and Exchange Commission).

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 24 OF 31

Columbia Pacific Advisors, LLC, Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty disclaim beneficial ownership of the Ordinary Shares in the form of ADSs held by Columbia Pacific Opportunity Fund, L.P., except to the extent of their pecuniary interest therein.

(b)	The response to Item 5(a) above under the heading “Columbia Pacific Parties” is incorporated herein by reference.

(c)
The trading dates, number of Ordinary Shares in the form of ADSs purchased and sold and price per share for all transactions in the Ordinary Shares in the form of ADSs during the past 60 days by the Columbia Pacific Parties were all effected in unsolicited broker transactions on the NASDAQ Global Market as set forth in Schedule C.

Other than the acquisition of the 216,573 shares of the Issuer’s Ordinary Shares in the form of ADSs set forth on Schedule C hereto, the Columbia Pacific Parties have not engaged in any transactions in the Issuer’s Ordinary Shares in the form of ADSs in the past 60 days.

(d)	The response to Item 5(a) above under the heading “Columbia Pacific Parties” is incorporated herein by reference.

(e)           Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information in Item 4 is incorporated herein by reference.

On August 16, 2011, the Reporting Persons entered into a Joint Filing Agreement  relating to the filing of this Schedule 13D, a copy of which is annexed hereto as Exhibit 99.1.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

To the best of the Aegir Parties’ knowledge, none of the persons listed on Schedule A who are not also Reporting Persons, is a party to any contract, agreement or understanding required to be disclosed herein.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 25 OF 31

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Joint Filing Agreement, dated August 16, 2011
99.2	Letter to Issuer’s Board of Directors from the Committee, dated August 16, 2011
99.3	Power of Attorney of Trent Stedman, dated as of August 16, 2011.
99.4	Power of Attorney of Thomas Patrick, dated as of August 16, 2011.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 26 OF 31

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2011
New Vernon Aegir Master Fund Ltd. By: New Vernon Partners LLC /s/ Trent Stedman Name: Barton S. Aronson, Authorized Signatory for Trent Stedman1

Dated: August 16, 2011
New Vernon Investment Management LLC By: Trent Stedman /s/ Trent Stedman Name: Barton S. Aronson, Authorized Signatory for Trent Stedman1

Dated: August 16, 2011
New Vernon Partners LLC By: Trent Stedman /s/ Trent Stedman Name: Barton S. Aronson, Authorized Signatory for Trent Stedman1

Dated: August 16, 2011
/s/ Trent Stedman Name: Barton S. Aronson, Authorized Signatory for Trent Stedman1

Dated: August 16, 2011
/s/ Thomas Patrick Name: Barton S. Aronson, Authorized Signatory for Thomas Patrick1

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 27 OF 31

Dated: August 16, 2011
Lake Union Capital Fund, LP By: Lake Union Capital Management, LLC /s/ Michael Self Name: Michael Self Title: General Partner

Dated: August 16, 2011
Lake Union Capital Management, LLC /s/ Michael Self Name: Michael Self Title: Managing Member

Dated: August 16, 2011
/s/ Michael Self Name: Michael Self

Dated: August 16, 2011
Columbia Pacific Opportunity Fund, L.P. By: Columbia Pacific Advisors, LLC /s/ Alexander B. Washburn Name: Alexander B. Washburn Title: Managing Member of Columbia Pacific Advisors, LLC

Dated: August 16, 2011
Columbia Pacific Advisors, LLC /s/ Alexander B. Washburn Name: Alexander B. Washburn Title: Managing Member of Columbia Pacific Advisors, LLC

Dated: August 16, 2011
/s/ Alexander B. Washburn Name: Alexander B. Washburn

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 28 OF 31

Dated: August 16, 2011
/s/ Daniel R. Baty Name: Daniel R. Baty

Dated: August 16, 2011
/s/ Stanley L. Baty Name: Stanley L. Baty

Dated: August 16, 2011
/s/ Brandon D. Baty Name: Brandon D. Baty

(1) Pursuant to Power of Attorney filed herewith.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 29 OF 31

SCHEDULE A

DIRECTORS AND OFFICERS OF NEW VERNON AEGIR MASTER FUND LTD

Except as indicated below, each person’s business address is c/o New Vernon Aegir Master Fund, Ltd, 799 Central Avenue, Suite 350, Highland Park, Illinois 60035, and each such person is a United States citizen.

Name	Position and Present Principal Occupation	Shares of Issuer’s Ordinary Shares in the Form of ADSs
Directors	Steve Shapiro	0
	Mark Rubin	0

CONTROLLING MEMBER OF
NEW VERNON INVESTMENT MANAGEMENT LLC

Except as indicated below, each person’s business address is c/o New Vernon Aegir Master Fund, Ltd, 799 Central Avenue, Suite 350, Highland Park, Illinois 60035, and each such person is a United States citizen.

Name	Position and Present Principal Occupation	Shares of Issuer’s Ordinary Shares in the Form of ADSs
Controlling Member	Steve Shapiro	0

CONTROLLING MEMBER OF
NEW VERNON PARTNERS LLC

Except as indicated below, each person’s business address is c/o New Vernon Aegir Master Fund, Ltd, 799 Central Avenue, Suite 350, Highland Park, Illinois 60035, and each such person is a United States citizen.

Name	Position and Present Principal Occupation	Shares of Issuer’s Ordinary Shares in the Form of ADSs
Controlling Member	Steve Shapiro	0

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 30 OF 31

SCHEDULE B
TRANSACTIONS BY THE LAKE UNION PARTIES
Reporting Person	Date	Transaction	Number of ADSs (1) Purchased	Underlying Ordinary Shares of Such ADSs	Approximate Price Per ADS (excluding commissions)
Lake Union Capital Fund, L.P.	June 17, 2011	BUY	600	1,800	6.40
Lake Union Capital Fund, L.P.	June 21, 2011	BUY	100	300	6.40
Lake Union Capital Fund, L.P.	June 28, 2011	BUY	2,000	6,000	6.42
Lake Union Capital Fund, L.P.	July 6, 2011	BUY	700	2,100	6.34
Lake Union Capital Fund, L.P.	July 8, 2011	BUY	400	1,200	6.34
Lake Union Capital Fund, L.P.	July 11, 2011	BUY	500	1,500	6.14
Lake Union Capital Fund, L.P.	July 14, 2011	BUY	1,000	3,000	6.20
Lake Union Capital Fund, L.P.	July 15, 2011	BUY	12,860	38,580	6.26
Lake Union Capital Fund, L.P.	July 18, 2011	BUY	1,800	5,400	6.37
Lake Union Capital Fund, L.P.	July 19, 2011	BUY	1,500	4,500	6.36
Lake Union Capital Fund, L.P.	July 20, 2011	BUY	800	2,400	6.39
Lake Union Capital Fund, L.P.	July 21, 2011	BUY	1,500	4,500	6.40
Lake Union Capital Fund, L.P.	July 22, 2011	BUY	500	1,500	6.39
Lake Union Capital Fund, L.P.	July 25, 2011	BUY	800	2,400	6.42
Lake Union Capital Fund, L.P.	July 26, 2011	BUY	300	900	6.47
Lake Union Capital Fund, L.P.	July 27, 2011	BUY	1,800	5,400	6.45
Lake Union Capital Fund, L.P.	July 28, 2011	BUY	1,700	5,100	6.44
Lake Union Capital Fund, L.P.	July 29, 2011	BUY	2,400	7,200	6.43
Lake Union Capital Fund, L.P.	August 1, 2011	BUY	3,400	10,200	6.44
Lake Union Capital Fund, L.P.	August 2, 2011	BUY	900	2,700	6.44
Lake Union Capital Fund, L.P.	August 4, 2011	BUY	1,800	5,400	6.43
Lake Union Capital Fund, L.P.	August 8, 2011	BUY	600	1,800	6.42
Lake Union Capital Fund, L.P.	August 9, 2011	BUY	500	1,500	6.17
Lake Union Capital Fund, L.P.	August 11, 2011	BUY	1,600	4,800	6.18
Lake Union Capital Fund, L.P.	August 12, 2011	BUY	2,000	6,000	6.14
Lake Union Capital Fund, L.P.	August 15, 2011	BUY	300	900	6.07

(1) American Depositary Shares, each representing three Ordinary Shares, par value US $0.01 per share

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 31 OF 31

SCHEDULE C
TRANSACTIONS BY THE COLUMBIA PACIFIC PARTIES

Reporting Person	Date	Transaction	Number of ADSs (1) Purchased	Underlying Ordinary Shares of Such ADSs	Approximate Price Per ADS (excluding commissions)
Columbia Pacific Opportunity Fund, L.P.	June 17, 2011	BUY	900	2,700	6.48
Columbia Pacific Opportunity Fund, L.P.	June 20, 2011	BUY	2,500	7,500	6.40
Columbia Pacific Opportunity Fund, L.P.	June 21, 2011	BUY	900	2,700	6.40
Columbia Pacific Opportunity Fund, L.P.	June 22, 2011	BUY	3,310	9,930	6.36
Columbia Pacific Opportunity Fund, L.P.	June 23, 2011	BUY	1,200	3,600	6.38
Columbia Pacific Opportunity Fund, L.P.	June 24, 2011	BUY	400	1,200	6.39
Columbia Pacific Opportunity Fund, L.P.	June 27, 2011	BUY	1,200	3,600	6.40
Columbia Pacific Opportunity Fund, L.P.	June 28, 2011	BUY	400	1,200	6.44
Columbia Pacific Opportunity Fund, L.P.	June 30, 2011	BUY	3,700	11,100	6.41
Columbia Pacific Opportunity Fund, L.P.	July 1, 2011	BUY	2,000	6,000	6.40
Columbia Pacific Opportunity Fund, L.P.	July 5, 2011	BUY	900	2,700	6.36
Columbia Pacific Opportunity Fund, L.P.	July 6, 2011	BUY	3,120	9,360	6.37
Columbia Pacific Opportunity Fund, L.P.	July 7, 2011	BUY	600	1,800	6.37
Columbia Pacific Opportunity Fund, L.P.	July 8, 2011	BUY	400	1,200	6.36
Columbia Pacific Opportunity Fund, L.P.	July 11, 2011	BUY	7,940	23,820	6.13
Columbia Pacific Opportunity Fund, L.P.	July 12, 2011	BUY	2,500	7,500	6.17
Columbia Pacific Opportunity Fund, L.P.	July 13, 2011	BUY	4,100	12,300	6.17
Columbia Pacific Opportunity Fund, L.P.	July 14, 2011	BUY	600	1,800	6.19
Columbia Pacific Opportunity Fund, L.P.	July 15, 2011	BUY	1,300	3,900	6.28
Columbia Pacific Opportunity Fund, L.P.	July 18, 2011	BUY	700	2,100	6.33
Columbia Pacific Opportunity Fund, L.P.	July 19, 2011	BUY	300	900	6.38
Columbia Pacific Opportunity Fund, L.P.	July 20, 2011	BUY	1,520	4,560	6.32
Columbia Pacific Opportunity Fund, L.P.	July 21, 2011	BUY	500	1,500	6.38
Columbia Pacific Opportunity Fund, L.P.	July 22, 2011	BUY	2,900	8,700	6.39
Columbia Pacific Opportunity Fund, L.P.	July 25, 2011	BUY	300	900	6.45
Columbia Pacific Opportunity Fund, L.P.	July 27, 2011	BUY	200	600	6.47
Columbia Pacific Opportunity Fund, L.P.	July 28, 2011	BUY	500	1,500	6.42
Columbia Pacific Opportunity Fund, L.P.	July 29, 2011	BUY	200	600	6.39
Columbia Pacific Opportunity Fund, L.P.	August 1, 2011	BUY	1,000	3,000	6.45
Columbia Pacific Opportunity Fund, L.P.	August 2, 2011	BUY	500	1,500	6.41
Columbia Pacific Opportunity Fund, L.P.	August 3, 2011	BUY	100	300	6.48
Columbia Pacific Opportunity Fund, L.P.	August 4, 2011	BUY	100	300	6.45
Columbia Pacific Opportunity Fund, L.P.	August 5, 2011	BUY	1,190	3,570	6.24
Columbia Pacific Opportunity Fund, L.P.	August 8, 2011	BUY	6,500	19,500	6.01
Columbia Pacific Opportunity Fund, L.P.	August 9, 2011	BUY	3,500	10,500	6.19
Columbia Pacific Opportunity Fund, L.P.	August 10, 2011	BUY	1,000	3,000	6.18
Columbia Pacific Opportunity Fund, L.P.	August 11, 2011	BUY	1,800	5,400	6.19
Columbia Pacific Opportunity Fund, L.P.	August 12, 2011	BUY	10,111	30,333	6.12
Columbia Pacific Opportunity Fund, L.P.	August 15, 2011	BUY	1,300	3,900	6.13

(1) American Depositary Shares, each representing three Ordinary Shares, par value US $0.01 per share